DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2017

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 JEFFERSON BOULEVARD
(No. and Street)

WARWICK (City) RI (State) 02888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN J. BACON 401-941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET, #204 (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___KAREN J. BACON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___DIVERSIFIED RESOURCES, LLC_____ , as of ___DECEMBER 31_____, 20_17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MELISSA CAPUANO
NOTARY PUBLIC OF RHODE ISLAND
My Commission Expires 4/23/2018

_____
Signature

__PRINCIPAL_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- * [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

* Exempt under rule 15c-3-3 (k)(1)

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Resources LLC as of December 31, 2017, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Diversified Resources LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Diversified Resources LLC's management. Our responsibility is to express an opinion on Diversified Resources, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Diversified Resources, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Diversified Resources LLC's financial statements. The supplementary information is the responsibility of Diversified Resources LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the Schedule of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Diversified Resources, LLC's auditor since 2016.

Zachek Company Pc

Needham, Massachusetts

February 21, 2018


DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017



Assets


Cash	$	41,758
Accounts receivable		285,954
Prepaid expenses		12,130
Furniture and equipment, net of accumulated depreciation of $43,519		8,274
Marketable equity securities available for sale, cost basis $28,576		28,704
Total assets	**$**	**376,820**


Liabilities and Member's Equity


Liabilities

Accounts and accrued expenses payable	$	40,768
Distribution payable		18,750
Total liabilities		**59,518**
Member's equity		**317,302**
Total liabilities and member's equity	**$**	**376,820**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Revenue	
Investment advisor fees	$ 1,019,317
Mutual fund commissions	105,419
Insurance and annuity commissions	42,137
Other fees	2,100
Dividends	1,440
Total revenue	**1,170,413**
Expenses	
Compensation	185,040
Legal and Professional fees	83,743
Occupancy	32,964
Technology and communication	15,573
Regulatory fees	15,017
Office	11,610
Insurance	11,525
Travel, meals and entertainment	10,512
Local taxes	6,106
Marketing and advertising	4,302
Dues and subscriptions	2,094
Other	4,390
Total expenses	**382,876**
Net Income	$ **787,537**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2017

Member's equity, December 31, 2016	$	294,299
Change in unrealized losses on investments		216
Distributions to member		(764,750)
Net Income		787,537
Member's equity, December 31, 2017	**$**	**317,302**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Cash flows from operating activities:

Net Income	$	787,537
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		2,986
Changes in operating assets and liabilities		
Increase in accounts receivable		(34,560)
Increase in prepaid expenses		(2,053)
Decrease in accounts and accrued expenses payable		(5,290)
Total adjustments		(38,917)
Net cash provided by operating activities		**748,620**
Cash flows from investing activities		
Purchase of furniture and equipment		(4,076)
Purchase of securities available for sale		(1,272)
Net cash used by investing activities		**(5,348)**
Cash flows from financing activities		
Distributions to member		(764,750)
Distribution payable		18,750
Net cash used by financing activities		**(746,000)**
Net decrease in cash		**(2,728)**
Cash, beginning of year		44,486
Cash, end of year	$	**41,758**

\

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION

Diversified Resources, LLC ("the Company") was organized in 2001 in the State of Rhode Island. The Company is registered with the Securities and Exchange Commission as a Registered Investment Advisor ("RIA") and also as a Broker and Dealer. The Company earns fees as a RIA for asset management services and investment advice. Most of the fees are based on a percentage of the value of the portfolios under management, although the Company may also charge fees on an hourly or fixed-rate basis. The Company earns commissions as a broker from sale of mutual fund shares and annuity and insurance products.

Client funds and investments under management by the Company are held by a third-party custodian, SEI Investments Company or one of its affiliates ("SEI"). SEI offers no-load mutual funds in various asset allocation models. The Company does not hold funds, investments or other customer accounts for its clients.

Karen J. Bacon owns 100% of the Company's outstanding member interests.

The Company is subject to regulation by the Securities Exchange and Commission. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Investments

All investment securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in net income. Unrealized holding gains and losses are reported in other comprehensive income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and expense recognition

Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity of federal and state income tax purposes. Taxable income of the Company is passed through to its sole member and is reported on her individual tax return. Accordingly, no federal or state income tax expense has been recorded in the Company's financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Fair value measurements

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the management's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

      Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

      Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

      Level 3. Inputs are unobservable for the assets or liability.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents its office space from its sole member on a month-to-month basis. The lease states a term of 60 months commencing on January 1, 2015. Future minimum annual rental payments are as follows:

2018	$	24,000
2019		24,000
	$	48,000

Rent expense totaled $30,550 during the reporting period.

For the year ended December 31, 2017, a consulting fee in the amount of $40,000 was paid to a relative of the Company's owner, included in legal and professional fees on the statement of operations.

NOTE 4 – COMPREHENSIVE INCOME

The Company's comprehensive income for the year ended December 31, 2017 is as follows:

Net income	$ 787,537
Other comprehensive income – change in unrealized gain on securities available for sale	216
Comprehensive income	$ 787,753

Accumulated other comprehensive income is $128 at December 31, 2017, included in member's equity on the statement of financial condition. This corresponds to the cumulative unrealized gain on available for sale securities at that date.

NOTE 5 – RETIREMENT PLAN

The Company maintains a defined contribution and profit sharing retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company made a safe harbor non-elective contribution of 3% for any eligible employee's annual compensation. In 2017, the safe harbor contribution totaled $11,272. The amount of annual contribution to profit sharing is at the discretion of management. The Company made a profit sharing contribution of $17,727 to the plan in 2017.

NOTE 6 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. A substantial portion of accounts receivable are investment advisory fees due from SEI, the custodian of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI to the Company within several days.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Company's securities available for sale are publicly traded mutual funds. Fair values are determined using market prices on the last day of the reporting period. Fair value measurements are summarized as follows:

	Level 1	Level 2	Level 3	Total
Securities available for sale	$ 28,704			$ 28,704

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2017, the Company had net capital of $10,169 and $5,169 of excess net capital. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 5.85 to 1.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring until February 21, 2018 the date the financial statements were available to be issued and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.

DIVERSIFIED RESOURCES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net capital

Total member's capital	$	317,302
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Non-allowable assets		(304,550)

Net capital before haircuts and undue concentration on securities positions

		12,752
Haircuts and undue concentration on securities positions		(2,583)
Net Capital	**$**	**10,169**

Aggregate indebtedness

Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	59,518
	$	**59,518**

Ratio: aggregate indebtedness to net capital	5.85 to 1

Computation of basic net capital requirement

Minimum net capital required	$	5,000

Net capital in excess requirement	$	5,169

Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	4,169

Reconciliation of December 31, 2017 audited computation of net capital and Company's unaudited December 31, 2017 Part IIA of Form X-17A-5.

Unaudited December 31, 2017 net capital per December 31, 2017 Part IIA filing	$	**10,169**
Audit adjustments		--
Net capital	**$**	**10,169**

See report of independent registered public accounting firm.

DIVERSIFIED RESOURCES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE COMMISSION
DECEMBER 31, 2017

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.

DIVERSIFIED RESOURCES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.

Certified Public Accountants and Advisors

144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480

Fax. (781) 455-6239

www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Diversified Resources LLC identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Diversified Resources LLC claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(1) (the "exemption provision") and (2) Diversified Resources LLC stated that Diversified Resources LLC met the identified exemption provision throughout the most recent fiscal year without exception. Diversified Resources LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 21, 2018

-16-

Massachusetts | California | Cayman Islands

DIVERSIFIED RESOURCES, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2017

Diversified Resources, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Diversified Resources, LLC operates pursuant to paragraph 15c3-3(k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, _KAREN BACON_ , affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Karen J. Bacon, President

17

DIVERSIFIED RESOURCES, LLC
SUPPLEMENTARY SIPC REPORT
DECEMBER 31, 2017



SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Diversified Resources, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Diversified Resources, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Diversified Resources, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Diversified Resources, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Diversified Resources, LLC's management is responsible for Diversified Resources, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company PC

Needham, Massachusetts
February 21, 2018

DIVERSIFIED RESOURCES LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2017

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2017	July 17, 2017	$ 752	$ 752
SIPC-7 general assessment for the fiscal year ended December 31, 2017	January 19, 2018	780	780
		$ 1,532	$ 1,532

Name of collection agent: Financial Industry Regulatory Authority